UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

1037949

DIVISION OF
CORPORATION FINANCE

04025289

April 2, 2004

Cornish F. Hitchcock
5301 Wisconsin Avenue, N.W., Suite 350
Washington, DC 20015-2015

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 4/2/2004

Re: Qwest Communications International Inc.
Incoming letter dated March 29, 2004

Dear Mr. Hitchcock:

This is in response to your letter dated March 29, 2004 concerning the shareholder proposal submitted to Qwest by W. Earl Powles, Philip M. Graham, and William A. Eckhardt. On February 23, 2004, we issued our response expressing our informal view that Qwest could not exclude the proposal from its proxy materials because we were unable to conclude that Qwest had met its burden of establishing that Qwest could exclude the proposal under rule 14a-8(i)(8). On March 22, 2004, we issued an additional response expressing our informal view that, in light of Qwest's argument that the proposal's definition of "Qualified Shareholder" differs from the security holder eligibility standard in paragraph (b) of proposed Exchange Act rule 14a-11 and, therefore, the proposal would create a security holder nomination procedure that is different from the procedure in proposed Exchange Act rule 14a-11, there appeared to be some basis for its view that it may exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked that we reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Brian J. Lane
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
5301 WISCONSIN AVENUE, N.W., SUITE 350
WASHINGTON, D.C. 20015-2015
(202) 364-1050 • FAX: 364-9960
E-MAIL: CONH@MCTIGUELAW.COM

29 March 2004

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Request for reconsideration of determination regarding shareholder resolution to Qwest Communications International Inc. from W. Earl Powles, Philip M. Graham and William A. Eckhardt

By courier and facsimile: 942-9525

Dear Counsel:

I write on behalf of the proponents to request reconsideration of the determination embodied in a letter to counsel for Qwest Communications International Inc. ("Qwest" or the "Company") dated 22 March 2004. That determination granted Qwest request for reconsideration of the Division's determination dated 23 February 2004 that Qwest was not entitled to no-action relief in connection with proponents' shareholder resolution.

The Division reversed itself on the basis of an argument that Qwest failed to raise in its original request for no-action relief, *i.e.*, a perceived inconsistency between the resolution and proposed Rule 14a-11 with respect to the definition of a "qualified shareholder" as one holding more than five percent of outstanding stock. Proponents seek reconsideration for the following reasons, neither of which was addressed in the Division's letter of 22 March 2004.

1. Although Qwest sought "reconsideration," the ground upon which the Division reversed itself was not raised in Qwest's initial letter dated 16 January 2004. Qwest did not raise the "five percent" argument until it filed its reply in support of reconsideration in a letter dated 18 March 2004. Qwest's five-percent argument is thus untimely under Rule 14a-8(j), which states: "If the company intends to exclude a proposal from its proxy materials, *it must file its reasons* with the Commission no later than 80 days before it files its definitive proxy statement and form of proxy with the Commission" (emphasis added). Since Qwest failed to do what the Rule says it "must" do – *i.e.*, "file its reasons" by the 80-day deadline – the

objection is time-barred.

The Division's letter of 22 March 2004 appears to concede the untimeliness of Qwest's argument when it states that "there *now* appears to be some basis for your view that Qwest may exclude the proposal under rule 14a-8(i)(8)" (emphasis added). The only reason that there could "now" be a reason is that Qwest failed to follow the rules and make a timely objection. Qwest has offered no reason why it failed to comply with Rule 14a-8(j), and the Division should not waive the 80-day rule and grant relief at the 11th hour. We respectfully seek reconsideration and re-instatement of the Division's initial position.

2. In the alternative, the proponents note that their letter dated 19 March 2004 offered to amend the proposal to substitute "more than" five percent in lieu of "at least" five percent. If the Division is willing to entertain out-of-time arguments as to why a proposal is invalid, it should be willing to entertain an offer to modify the proposal to cure what is at most a technical objection. The proponents re-iterate the offer and urge the Division to advise Qwest that the proposal may not be omitted if the resolution is amended accordingly.

Thank you in advance for your consideration of these views.

Very truly yours,

Cornish F. Hitchcock

Cornish F. Hitchcock

cc: Brian J. Lane, Esq.
Stephen E. Brilz, Esq.
Mr. W. Earl Powles
Mr. Philip M. Graham
Mr. William A. Eckhardt

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 22, 2004

Brian J. Lane
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: Qwest Communications International Inc.
Reconsideration request dated March 9, 2004

Dear Mr. Lane:

This is in response to your letters dated March 9, 2004 and March 18, 2004 concerning the shareholder proposal submitted to Qwest by W. Earl Powles, Philip M. Graham, and William A. Eckhardt. We also have received letters on the proponents' behalf dated March 17, 2004 and March 19, 2004. On February 23, 2004, we issued our response expressing our informal view that Qwest could not exclude the proposal from its proxy materials because we were unable to conclude that Qwest had met its burden of establishing that Qwest could exclude the proposal under rule 14a-8(i)(8). You have asked us to reconsider our position.

The Division grants the reconsideration request, as there now appears to be some basis for your view that Qwest may exclude the proposal under rule 14a-8(i)(8). In this regard, we note that the proposal's definition of "Qualified Shareholder" differs from the security holder eligibility standard in paragraph (b) of proposed Exchange Act rule 14a-11 and, therefore, the proposal would create a security holder nomination procedure that is different from the procedure in proposed Exchange Act rule 14a-11. Accordingly, we will not recommend enforcement action to the Commission if Qwest omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Cornish F. Hitchcock
5301 Wisconsin Avenue, N.W., Suite 350
Washington, DC 20015-2015

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
5301 WISCONSIN AVENUE, N.W., SUITE 350
WASHINGTON, D.C. 20015-2015
(202) 364-1050 • FAX: 364-9960
E-MAIL: CONH@MCTIGUELAW.COM

29 March 2004

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Request for reconsideration of determination regarding shareholder resolution to Qwest Communications International Inc. from W. Earl Powles, Philip M. Graham and William A. Eckhardt

By courier and facsimile: 942-9525

Dear Counsel:

I write on behalf of the proponents to request reconsideration of the determination embodied in a letter to counsel for Qwest Communications International Inc. ("Qwest" or the "Company") dated 22 March 2004. That determination granted Qwest request for reconsideration of the Division's determination dated 23 February 2004 that Qwest was not entitled to no-action relief in connection with proponents' shareholder resolution.

The Division reversed itself on the basis of an argument that Qwest failed to raise in its original request for no-action relief, *i.e.*, a perceived inconsistency between the resolution and proposed Rule 14a-11 with respect to the definition of a "qualified shareholder" as one holding more than five percent of outstanding stock. Proponents seek reconsideration for the following reasons, neither of which was addressed in the Division's letter of 22 March 2004.

1. Although Qwest sought "reconsideration," the ground upon which the Division reversed itself was not raised in Qwest's initial letter dated 16 January 2004. Qwest did not raise the "five percent" argument until it filed its reply in support of reconsideration in a letter dated 18 March 2004. Qwest's five-percent argument is thus untimely under Rule 14a-8(j), which states: "If the company intends to exclude a proposal from its proxy materials, *it must file its reasons* with the Commission no later than 80 days before it files its definitive proxy statement and form of proxy with the Commission" (emphasis added). Since Qwest failed to do what the Rule says it "must" do – *i.e.*, "file its reasons" by the 80-day deadline – the

objection is time-barred.

The Division's letter of 22 March 2004 appears to concede the untimeliness of Qwest's argument when it states that "there *now* appears to be some basis for your view that Qwest may exclude the proposal under rule 14a-8(i)(8)" (emphasis added). The only reason that there could "now" be a reason is that Qwest failed to follow the rules and make a timely objection. Qwest has offered no reason why it failed to comply with Rule 14a-8(j), and the Division should not waive the 80-day rule and grant relief at the 11th hour. We respectfully seek reconsideration and re-instatement of the Division's initial position.

2. In the alternative, the proponents note that their letter dated 19 March 2004 offered to amend the proposal to substitute "more than" five percent in lieu of "at least" five percent. If the Division is willing to entertain out-of-time arguments as to why a proposal is invalid, it should be willing to entertain an offer to modify the proposal to cure what is at most a technical objection. The proponents re-iterate the offer and urge the Division to advise Qwest that the proposal may not be omitted if the resolution is amended accordingly.

Thank you in advance for your consideration of these views.

Very truly yours,

Cornish F. Hitchcock

Cornish F. Hitchcock

cc: Brian J. Lane, Esq.
Stephen E. Brilz, Esq.
Mr. W. Earl Powles
Mr. Philip M. Graham
Mr. William A. Eckhardt

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 22, 2004

Brian J. Lane
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: Qwest Communications International Inc.
Reconsideration request dated March 9, 2004

Dear Mr. Lane:

This is in response to your letters dated March 9, 2004 and March 18, 2004 concerning the shareholder proposal submitted to Qwest by W. Earl Powles, Philip M. Graham, and William A. Eckhardt. We also have received letters on the proponents' behalf dated March 17, 2004 and March 19, 2004. On February 23, 2004, we issued our response expressing our informal view that Qwest could not exclude the proposal from its proxy materials because we were unable to conclude that Qwest had met its burden of establishing that Qwest could exclude the proposal under rule 14a-8(i)(8). You have asked us to reconsider our position.

The Division grants the reconsideration request, as there now appears to be some basis for your view that Qwest may exclude the proposal under rule 14a-8(i)(8). In this regard, we note that the proposal's definition of "Qualified Shareholder" differs from the security holder eligibility standard in paragraph (b) of proposed Exchange Act rule 14a-11 and, therefore, the proposal would create a security holder nomination procedure that is different from the procedure in proposed Exchange Act rule 14a-11. Accordingly, we will not recommend enforcement action to the Commission if Qwest omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Cornish F. Hitchcock
5301 Wisconsin Avenue, N.W., Suite 350
Washington, DC 20015-2015